AI TRANSPORTATION ACQUISITION CORP

10 East 53rd Street, Suite 3001

New York, NY 10022

November 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Ruairi Regan

Re:	AI Transportation Acquisition Corp
Registration Statement on Form S-1
File No. 333-270558
Withdrawal of Acceleration Request

Dear Mr. Regan:

AI Transportation Acquisition Corp (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated November 6, 2023. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact our attorney, Debbie A. Klis, of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request.

Sincerely yours,

By:	/s/ Yongjin Chen
Yongjin Chen
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Loeb & Loeb LLP
David Levine, Esq.